I, Rhett Ross, certify that:

(1) the financial statements of Deuce Drone LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Deuce Drone LLC is recorded as zero dollars in this Form C for the period of October 14, 2019 (Inception) to December 31, 2019. Although the tax return is not yet due and has not been filed, we represent these amounts to be correct.

[Signature]



Rhett Ross

CEO

1/27/2020